

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 9, 2007

CAPITOL FEDERAL FINANCIAL
REPORTS FISCAL YEAR 2007 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the fiscal year ended September 30, 2007. Detailed results will be available in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007, which will be filed on or about November 29, 2007 and posted on our website, http://ir.capfed.com/sec.cfm. Highlights for the fiscal year include:

- net income of $32.3 million,

- diluted earnings per share of $0.44, and

- declared dividends of $2.09 per share for fiscal year 2007.

Results of Operations for the Fiscal Year Ended September 30, 2007

For fiscal year 2007, the Company recognized net income of $32.3 million compared to net income of $48.1 million in fiscal year 2006. The $15.8 million decrease in net income was primarily a result of a $20.6 million decrease in net interest and dividend income which was partially offset by a $10.0 million decrease in income tax expense as a result of a reduction in earnings.

Net interest and dividend income in the current fiscal year was $106.4 million compared to $127.0 million in the prior fiscal year. The $20.6 million decrease between the two years was primarily a result of a $21.2 million increase in interest expense. The increase in interest expense was mainly attributable to higher rates on the certificate of deposit and money market portfolios and the interest rate swaps which are all generally priced based upon short-term interest rates (two year and shorter maturities).

Interest income on loans receivable in the current fiscal year was $294.7 million compared to $303.8 million in the prior fiscal year. The $9.1 million decrease in loan interest income was primarily a result of a decrease in the average balance of the portfolio primarily due to the loan swap transaction in the last quarter of fiscal year 2006. The weighted average yield of the loan portfolio for the current fiscal year increased 13 basis points to 5.62%, compared to 5.49% for the same period one year ago. The increase in the yield was due primarily to fixed- and adjustable-rate mortgage loans originated at rates generally higher than the average yield on the existing loan portfolio and ARM loans repricing to higher rates.

Interest income on mortgage-related securities in the current fiscal year was $68.8 million compared to $75.8 million in the prior fiscal year. The $7.0 million decrease in interest income was primarily a result of a decrease in the average balance of the portfolio due to maturities and principal repayments during the year which were not replaced in their entirety. The proceeds from maturities and principal repayments were used to repay maturing Federal Home Loan Bank ("FHLB") advances and fund loan originations. The weighted average yield of the portfolio increased 30 basis points to 4.28% for the current fiscal year primarily due to adjustable-rate securities in the portfolio repricing to a higher rate, and partially due to the purchase of securities with weighted-average yields greater than that of the existing portfolio.

Interest income on investment securities in the current fiscal year was $30.8 million compared to $18.0 million in the prior fiscal year. The $12.8 million increase in interest income was primarily a result of an increase in the average balance of the portfolio and, to a lesser extent, a 25 basis point increase in the weighted average yield to 4.70% for the current fiscal year. The increase in the average balance was a result of the purchase of securities. The funds used to purchase the securities were primarily from the proceeds from the sale of trading securities in the first quarter of fiscal year 2007. The increase in the weighted average yield of the portfolio was due to the purchase of securities with weighted average yields higher than that of the overall portfolio.

Interest expense on deposits in the current fiscal year was $147.3 million compared to $122.5 million in the prior fiscal year. The $24.8 million increase was primarily a result of an increase in the weighted average rate of the certificate of deposit and money market portfolios. The Bank increased certain deposit rates in response to the general trend of increasing interest rates to remain competitive in its markets.

Interest expense on FHLB advances in the current fiscal year was $153.4 million compared to $157.2 million in the prior fiscal year. The $3.8 million decrease in interest expense was a result of a decrease in the average FHLB balance, partially offset by an increase in the paying rate on the interest rate swaps. The average balance of FHLB advances decreased as a result of the repayment of $600.0 million of maturing FHLB advances during fiscal year 2007. The weighted average paying rate on the variable-rate interest rate swaps was 7.83% for the current fiscal year compared to 7.22% for the prior fiscal year. The 61 basis point increase was due to the increase in the one month LIBOR rate between the two periods.

Financial Condition as of September 30, 2007

Total assets decreased $523.2 million from $8.20 billion at September 30, 2006 to $7.68 billion at September 30, 2007. The decrease in assets was attributed mainly to a decrease in mortgage-related securities of $670.5 million which was partially offset by an increase in investment securities of $94.7 million and loans receivable of $69.0 million.

The Bank has not experienced any significant increase in the balance of non-performing assets during fiscal year 2007. Non-performing assets at September 30, 2007 was $9.4 million compared to $8.0 million at September 30, 2006. Non-performing assets as a percentage of total loans were 0.14% at September 30, 2007 compared to 0.11% at September 30, 2006.

Total liabilities decreased $527.6 million from $7.34 billion at September 30, 2006 to $6.81 billion at September 30, 2007. The decrease in liabilities was due primarily to the repayment of $600.0 million of the $750.0 million of FHLB advances that matured during the fiscal year. Management determined that the increase in costs of the FHLB advances, without the opportunity to reinvest repayments or maturities on earning assets at higher rates than were currently being earned, would not be appropriate because it would have further reduced the Company's net interest margin. This was primarily a result of the inverted to flat yield curve through much of fiscal year 2007. However, management believes in fiscal year 2008, the opportunity will exist to borrow funds to purchase securities at spreads acceptable to management and consistent with historical average spreads for these types of transactions. Management believes that such transactions, if completed, will improve the earnings of the Company and not create excessive interest rate risk exposure.

Stockholders' equity increased $4.4 million from $863.2 million at September 30, 2006 to $867.6 million at September 30, 2007.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On October 22, 2007, the board of directors declared a dividend of $0.50 per share which will be paid on November 16, 2007 to stockholders of record on November 2, 2007. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares. Our cash dividend payout policy is continually reviewed by management and the board of directors.

Dividend payments depend upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of Capitol Federal Savings Bank (the "Bank"), other regulatory limitations on the Bank's ability to make capital distributions of earnings to the Company and the continued waiver of dividends by MHC. At September 30, 2007, Capitol Federal Financial, at the holding company level, had $113.7 million in cash and certificates of deposit held in accounts at the Bank to be used to further the Company's general corporate and capital management strategies, which could include the payment of dividends. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations.

The Company has a relatively unique corporate structure, therefore reporting of certain information under accounting principles generally accepted in the United States of America ("GAAP") is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC.

The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	For the Year Ended September 30,	
	2007	2006
	(Dollars in thousands, except per share amounts)	
Net income	$ 32,296	$ 48,117
Average common shares outstanding	72,772,859	72,518,562
Average committed ESOP shares outstanding	76,236	76,236
Total basic average common shares outstanding	72,849,095	72,594,798
Effect of dilutive RRP shares	5,902	3,648
Effect of dilutive stock options	115,391	255,245
Total diluted average common shares outstanding	72,970,388	72,853,691
Net earnings per share		
Basic	$ 0.44	$ 0.66
Diluted	$ 0.44	$ 0.66

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public stockholders of CFFN stock. The following table is presented to provide a better understanding of the information the Board of Directors reviews when considering the amount of dividends to declare. In addition to the information below, the Board of Directors also considers the amount of cash at the holding company. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	For the Year Ended September 30,	
	2007	2006
	(Dollars in thousands, except per share amounts)	
Net income	$ 32,296	$ 48,117
Basic average common shares outstanding	72,849,095	72,594,798
Average shares held by MHC	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,656,278	20,401,981
Effect of dilutive RRP shares	5,902	3,648
Effect of dilutive stock options	115,391	255,245
Total adjusted diluted average shares held by public stockholders	20,777,571	20,660,874
Net earnings per share, available to public stockholders:		
Basic	$ 1.56	$ 2.36
Diluted	$ 1.55	$ 2.33

The following table shows the number of shares eligible to receive dividends at September 30, 2007. The unvested shares in the ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2006	74,031,930
Treasury stock acquisitions	(88,188)
RRP grants, net	4,600
Options exercised, net	310,635
Total voting shares outstanding at September 30, 2007	74,258,977
Unvested shares in ESOP	(1,209,832)
Shares held by MHC	(52,192,817)
Total public shares at September 30, 2007	20,856,328

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 38 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 683 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com